UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)(1)

GENERAL MARITIME CORPORATION

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

Y2692M 10 3

(CUSIP Number)

John B. Frank
Managing Principal & General Counsel
Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California  90071
(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2692M 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) None

14.	Type of Reporting Person (See Instructions) IA; OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Principal Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) None

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Statement relates to Common Stock, par value $0.01 per share (the “Common Stock”) of General Maritime Corporation, a Marshall Islands corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 299 Park Avenue, New York, NY 10171.

Item 2.	Identity and Background

(a) - (c) & (f)

This Statement is filed on behalf of:

(i)   Oaktree Capital Management, LLC, a California limited liability company (“Oaktree”); and

(ii)  OCM Principal Opportunities Fund, L.P., a Delaware limited partnership of which Oaktree is the general partner (the “Oaktree Fund”).

(i)  Oaktree

The address of the principal business and principal office for Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors.  The executive officers of Oaktree and the members of Oaktree who are natural persons are listed below.  The principal address for each such executive officer and member of Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  All natural persons listed below are citizens of the United States of America.

Executive Officers and Certain Members

Howard S. Marks	Chairman and Principal
Bruce A. Karsh	President and Principal
John B. Frank	Managing Principal and General Counsel
Sheldon M. Stone	Principal
D. Richard Masson	Principal
Larry Keele	Principal
Stephen A. Kaplan	Principal
Kevin Clayton	Principal
David Kirchheimer	Principal and Chief Financial and Administrative Officer

(ii)  The Oaktree Fund

The address of the principal business and principal office for the Oaktree Fund is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  The principal business of the Oaktree Fund is to invest in entities over which there is a potential for the Oaktree Fund to exercise significant influence.  The Oaktree Fund is an investment partnership, and Oaktree is its sole general partner.  (See information in section (i) above regarding Oaktree and its executive officers and certain members.)  The names and addresses of the portfolio managers of the Oaktree Fund are listed below.  All individuals listed below are citizens of the United States of America.

Bruce A. Karsh

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

Stephen A. Kaplan

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(d) & (e)

During the last five years, neither Oaktree, the Oaktree Fund nor, to the best of their knowledge, any of their respective executive officers, directors, general partners, members or portfolio managers, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to giving effect to the Transaction (as defined in Item 5(c) below) contemplated under the Stock Purchase Agreement (as defined in Item 5(c) below), the Oaktree Fund directly held 4,176,756 shares of Common Stock of the Issuer or approximately 10.8% of the issued and outstanding shares of Common Stock of the Issuer.  Such shares held by the Oaktree Fund were originally acquired by OCM Ajax Investments, Inc., a wholly-owned subsidiary of the Oaktree Fund (“Ajax”).  Ajax received such shares in a recapitalization (the “Recapitalization”) of the Issuer on June 12, 2001 which closed following effectiveness of the registration statement relating to the Issuer’s initial public offering.  As part of the Recapitalization, Ajax received shares in exchange for its limited partner interests in two limited partnerships owning ocean going tanker vessels that were contributed by various persons to the Issuer in the Recapitalization.  All of the shares of the Issuer received by Ajax in connection with the Recapitalization were deposited into a series of escrow accounts.  In addition, Ajax had the right to receive additional shares of the Issuer through certain of these escrow accounts as a result of working capital and collar adjustments.  All reported shares have since been released to Ajax from these escrow accounts, including additional shares from the adjustments.  Thereafter, the Oaktree Fund liquidated and dissolved Ajax, and the reported shares that were held by Ajax were distributed and transferred to the Oaktree Fund as the sole shareholder of Ajax in connection with such dissolution.  The transfer of the reported shares from Ajax to the

Oaktree Fund became effective on the books and records of the Issuer during the fourth quarter of 2003.

Item 4.	Purpose of Transaction

The shares of the Common Stock that were originally held by the Oaktree Fund were acquired pursuant to the Recapitalization.  The Oaktree Fund held such shares for investment purposes subject to the next paragraph.

Oaktree, as the general partner of the Oaktree Fund, evaluates the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by the Oaktree Fund or by other accounts and funds of which Oaktree is the general partner and/or investment manager or whether the Oaktree Fund or any such other accounts or funds will dispose of shares of the Issuer’s Common Stock.  At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by Oaktree and/or the Oaktree Fund may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  Except for the Stock Purchase Agreement described in Item 5(c) or as otherwise disclosed herein, Oaktree currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, Oaktree may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Stephen A. Kaplan, a Principal of Oaktree and the co-portfolio manager of the Oaktree Fund, currently serves as a director on the Issuer’s board of directors.

Item 5.	Interest in Securities of the Issuer

(a)  None (after giving effect to the Transaction contemplated under the Stock Purchase Agreement).

(b)  None (after giving effect to the Transaction contemplated under the Stock Purchase Agreement).

(c)  Pursuant to that certain Stock Purchase Agreement, dated as of January 4, 2006, by and between the Oaktree Fund, as seller, and the Issuer, as buyer (the “Stock Purchase Agreement”), the Oaktree Fund sold 4,176,756 shares of Common Stock to the Issuer in a privately negotiated sale and purchase transaction (the “Transaction”).  The Transaction is scheduled to close in two installments. The first closing occurred on January 9, 2006 whereby 3,243,243 shares were sold to the Issuer for the purchase price of $37 per share.

The second closing is scheduled to occur on January 19, 2006 whereby the remaining 933,513 shares will be sold to the Issuer for the purchase price of $37 per share. The second closing is subject to standard closing conditions and that the Second Supplemental Indenture, dated as of December 30, 2005, relating to the Issuer’s 10% Senior Notes due 2013, becomes effective, operative and binding on the trustee under such indenture.  The Issuer’s satisfaction of the closing condition related to such Second Supplemental Indenture is subject to standard conditions which are expected to be satisfied on January 17, 2006.  In addition to $37 per share of Common Stock being sold, the Issuer shall pay to the Oaktree Fund interest on the purchase price to be paid at the second closing.  Such interest shall be computed at a rate equal to the federal funds rate and shall be incurred from the date of the first closing described above until the second closing scheduled for January 19, 2006.

(d)  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Issuer’s Common Stock beneficially owned by the Oaktree Fund, except to the extent that the partners of the Oaktree Fund may have such right subject to the notice, withdrawal and/or termination provisions of the partnership agreement.  No such partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer’s Common Stock.

(e)  The reporting persons ceased to be the beneficial owners of more than 5% of the shares of Common Stock of the Issuer as of January 9, 2006.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Oaktree, as general partner of the Oaktree Fund, receives a management fee for managing the assets of the Oaktree Fund and has a carried interest in the Oaktree Fund.

The Issuer has granted Oaktree management consultation rights in connection with its and the Oaktree Fund’s status as a venture capital operating company.  These rights will terminate on the date upon which Oaktree, together with its affiliates, ceases to beneficially hold a number of equity securities issued by the Issuer equal to or less than 10% of the equity securities held by Oaktree and its affiliates.  Such management consultation rights are expected to terminate after giving effect to the Transaction as contemplated under the Stock Purchase Agreement.

The Issuer has entered into a registration rights agreement relating to the shares of Common Stock that were held by the Oaktree Fund.

See also Item 5(c) above for a description of the Transaction under the Stock Purchase Agreement.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Oaktree Fund.

Item 7.	Material to Be Filed as Exhibits

The following is filed herewith as an Exhibit to this Statement:

Exhibit 7.1	Stock Purchase Agreement, dated as of January 4, 2006, by and between OCM Principal Opportunities Fund, L.P. and General Maritime Corporation

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of this 10th day of January 2006.

OAKTREE CAPITAL MANAGEMENT, LLC

/s/ John B. Frank
By:	John B. Frank
Title:	Managing Principal and General Counsel

/s/ Richard Ting
By:	Richard Ting
Title:	Senior Vice President, Legal

OCM PRINCIPAL OPPORTUNITIES FUND, L.P.

By:	Oaktree Capital Management, LLC
Its:	General Partner

/s/ B. James Ford
By:	B. James Ford
Title:	Managing Director

/s/ Jimmy Price
By:	Jimmy Price
Title:	Vice President

EXHIBIT INDEX

Exhibit Number	Description

7.1	Stock Purchase Agreement, dated as of January 4, 2006, by and between OCM Principal Opportunities Fund, L.P. and General Maritime Corporation.